SEPARATION AGREEMENT

     This Separation Agreement ("Agreement") is entered into by and between Big O Tires, Inc. ("Company") and Horst K. Mehlfeldt ("Employee"). This Agreement shall become effective upon the effective date of the merger of Company with a subsidiary of TBC Corporation ("TBC") or with TBC. Such merger is hereinafter referred to as the "Merger" and the effective date of the Merger is hereinafter referred to as the"Effective Date."

     WHEREAS, Employee is employed by Company as Vice Chairman and Member of the Office of Chief Executive; and

     WHEREAS, Employee is a Director of the Company; and

     WHEREAS, Company is currently engaged in efforts to consummate the Merger; and

     WHEREAS, in the event of the Merger occurring not later than February 15, 1997, the Company and Employee have resolved to terminate the employment of Employee by Company; and

     WHEREAS, Employee has certain vested rights pertaining to his employment by Company and his service as a Director of Company; and

     WHEREAS, the covenants contained herein are good and valuable consideration for the execution of this Agreement by Company and Employee;

     NOW, THEREFORE, in consideration of the foregoing premises, Company and Employee agree as follows:

     1. This Agreement is expressly conditioned upon the Effective Date occurring not later than February 15, 1997.

     2. Effective on the Effective Date, Employee hereby resigns from his employment by Company and as Vice Chairman and Member of the Office of Chief Executive.

     3. Effective on the Effective Date, Employee hereby resigns his position as Director of Company.

     4. Company shall purchase Employee's 66,648 stock appreciation rights ("SAR") under that certain Stock Appreciation Rights Agreement between Company and Employee dated February 15, 1995 ("SARA") at $16.50 per share, for a total purchase price of $174,951.00. Such amount will be delivered to Employee on the Effective Date. Subject to the payment of such sum to Employee by Company, the SARA will be deemed automatically terminated as of the Effective Date.

     5. Company shall purchase from Employee the options to purchase 4,522 shares of Company's common stock held by Employee. Such purchase shall be made in accordance with the Agreement and Plan of Merger among the Company, TBC and TBCO Acquisition, Inc. ("Merger Agreement").

     6. The amounts set forth in paragraphs 4 and 5 of this Agreement will be reduced or increased to reflect any reduction or increase in the $16.50 per share amount to be paid the Company's shareholders in connection with the Merger.

     7. In lieu of continued payments of base salary to Employee under Company's Executive Management Severance Pay Policy ("Severance Policy"), Company shall pay to Employee a lump sum payment of $186,654, which will be delivered to Employee on the Effective Date.

     8. Employee's right to receive regular base salary shall terminate as of the Effective Date.

     9. Employee shall receive any vacation pay accumulated from January 1, 1996, to the Effective Date. Such amount will be delivered to Employee within three business days after the Effective Date.

     10. Company shall continue to provide medical and dental insurance benefits to Employee and Employee's eligible dependents at the same level provided during Employee's employment for fifteen (15) months after the Effective Date (the "Severance Period") unless Employee, within that time, obtains other employment, at which time the Severance Period shall terminate. Such benefits shall be paid in the same percentages by Employee and Company as are being paid on the date of this Agreement. Employee agrees to provide Company by the first (1st) day of each month the total amount payable by Employee for such medical and dental insurance for such month. The failure of Employee to make such payment on or before such day shall be deemed an election by Employee to discontinue any such benefit effective on the date such payment is due.

     11. All other benefits and perquisites currently provided to Employee, including short-and long-term disability insurance, participation in Company's 401(k) Plan, participation in Company's 125 Flex Plan, use of Company vehicles and vehicle allowance shall terminate on the Effective Date. Company's Employee Stock Ownership Plan and other plan documents shall govern distribution of the benefits to Employee under all such plans.

     12. In further consideration of the rights and obligations created by this Agreement, Employee for himself, his heirs, personal representatives, successors and assigns, hereby fully and forever releases and discharges Company, its subsidiaries, affiliates, and each of them, as well as their officers, directors, shareholders, employees, agents, attorneys, successors, and assigns, from any and all claims, demands, obligations, actions, liabilities, and damages of every kind and nature whatsoever, at law or in equity, known or unknown,

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



suspected or unsuspected, that Employee may now have or claim at any future time to have, based in whole or in part upon any act or omission through the date of Employee's termination of employment with Company, including without limitation those claims, demands, obligations, actions, liabilities, and damages arising from, relating to or based upon Employee's employment with Company and Employee's separation from employment with Company except as provided herein. Employee does not release Company from obligations under this Agreement.

     Employee agrees that this release includes, but is not limited to, an express waiver of rights and claims under federal and state statutes that prohibit employment discrimination on the basis of sex, race, national origin, religion, disability and age, such as the Age Discrimination in Employment Act of 1987, Title VII of the Civil Rights Act of 1964, as amended, the Rehabilitation Act of 1973, the Americans with Disabilities Act, the Family and Medical Leave Act, the Equal Pay Act, and the Colorado Civil Rights Act, as well as all common law rights and claims, such as breach of contract, express or implied, tort, whether negligent or intentional, constructive discharge, and wrongful discharge. Employee agrees that the consideration under this Agreement, which Employee accepts by signing this Agreement, has value to Employee. Employee, after having been advised to consult with an attorney, affirms that Employee has been offered at least twenty-one (21) days in which to consider executing this Agreement. Employee is aware of Employee's right to revoke the waiver of claims within (7) days after signing this Agreement. If Employee revokes the waiver of claims contained in this paragraph within (7) days after signing this Agreement, Employee shall immediately return to Company all sums Employee has received pursuant to this Agreement and in that event this Agreement shall be of no further force or effect.

     13. In consideration of the rights and obligations created by this Agreement, Company for itself, its subsidiaries, affiliates, and each of them as well as their officers, directors, shareholders, employees, agents, attorneys, successors and assigns, hereby fully and forever releases and discharges Employee, Employee's heirs, personal representatives, successors and assigns, from any and all claims, demands, obligations, actions, liabilities and damages of every kind and nature whatsoever, at law or in equity, known or unknown, suspected or unsuspected that Company may now have or claim at any future time to have based in whole or in part upon any act or omission through the date of Employee's separation from employment with Company, including without limitation, those claims, demands, obligations, actions, liabilities, and damages arising from, relating to or based upon Employee's employment with Company or separation from employment with Company.

     14. It is intended that the releases contained in paragraphs 12 and 13 of this Agreement be construed in the broadest possible manner, to further the intention of the parties that all potential disputes between them arising out of or connected to Employee's employment with Company be forever resolved. The releases contained in paragraphs 12 and 13 of this Agreement shall not supersede or abrogate any indemnification to which Employee may be entitled pursuant to the provisions of the Merger Agreement.

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


     15. Employee agrees that Employee will treat as private and privileged any Company trade secrets and other Company information, data, figures, projections, estimates, customer lists, price lists, internal procedures, and the like and will not release any such information to any person, firm, corporation or other entity, either by statement, deposition or as a witness, except upon court order or upon direct written authority of the President of Company, and Company shall be entitled to an injunction by any competent court to enjoin and restrain the unauthorized disclosures of such information. This information will also include, without limitation, that which has been furnished to Employee by Company with respect to its products and their marketing, distribution, pricing and application, that is confidential or proprietary and/or which is subject to Copyright and Trademark protections.

     Employee agrees that Employee will not at any time talk about, write about or otherwise publicize the terms or existence of this Agreement with Company or any fact concerning its negotiation, execution or implementation except as may be necessary to discuss with Employee's spouse, attorney or tax advisor or unless required by law. Employee shall not testify or give evidence in any forum concerning Employee's employment or termination of employment with Company unless required by law.


BIG O TIRES, INC.


By:  /s/ John E. Siipola                     /s/ Horst K. Mehlfeldt
    ----------------------------------       --------------------------------
Its:  Chairman                               Horst K. Mehlfeldt

Dated:  April 30, 1996                       Dated:  April 30, 1996

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